UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)

                             ThermoTrex Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883666-10-9
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              December 14, 1999
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           (Date of Event which Requires Filing of this Statement)

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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           OO
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          18,297,700
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           18,297,700
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           18,297,700
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           80.5%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Pursuant to the merger agreement described in Item 4 below, the Reporting Person would issue shares of its common stock, $1.00 par value per share, in exchange for the Shares owned by the Issuer's public shareholders.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On December 17, 1999, the Issuer issued a press release stating that it has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares held by the public shareholders of the Issuer. Following the merger, the Shares would cease to be publicly traded. The Issuer's board of directors approved the merger agreement based on a recommendation from a Special Committee of its board of directors formed to evaluate the Reporting Person's offer.

      Under the merger agreement, each Share owned by minority shareholders would be exchanged for .5503 shares of the Reporting Person's common stock, $1.00 par value per share (the "TMO Common Stock"). Any shares of the TMO Common Stock would be offered only by means of a prospectus.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 18,297,700 Shares, or approximately 80.5% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 253,170 Shares or approximately 1.1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 183,775 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                             0
Samuel W. Bodman                                          6,550
Peter O. Crisp                                           33,949
Elias P. Gyftopoulos                                          0
George N. Hatsopoulos                                    55,128
John N. Hatsopoulos                                      34,083
Brian D. Holt                                             1,023
Frank Jungers                                             6,500
John T. Keiser                                           91,023
Paul F. Kelleher                                         11,475
Earl R. Lewis                                             1,023
Robert A. McCabe                                          5,500
Theo Melas-Kyriazi                                            0
Robert W. O'Leary                                             0
Hutham S. Olayan                                              0
William A. Rainville                                      6,916
Richard F. Syron                                              0
Roger D. Wellington                                           0
All directors and current executive                     253,170
officers as a group (18 persons)

     (1) Shares reported as beneficially owned by Mr. Bodman, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. Rainville, and all directors and executive officers as a group include 6,550, 40,239, 31,239, 1,023, 91,023, 7,559, 1,023, 5,119 and 183,775 Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Crisp and all directors and executive officers as a group include 4,825 full Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 160 Shares held by his spouse. Shares beneficially owned by Ms. Olayan do not include 10,000 Shares owned by Crescent Growth Fund Ltd., a member of the Olayan Group which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund Ltd.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Issuer has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares of the Issuer held by the public stockholders of the Issuer. The completion of this transaction is subject to certain customary conditions, including completion of review by the Securities and Exchange Commission of a proxy statement/prospectus to be sent to the public stockholders of the Issuer regarding the proposed transaction. The Reporting Person intends to vote its Shares in favor of the merger agreement, thus assuring that the merger agreement will be approved.

     Of the 18,297,700 Shares beneficially owned by the Reporting Person, (i) 370,370 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 40,600 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 18,427 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 30,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 31,239 Shares within 60 days; Mr. Crisp has the right to acquire 6,550 Shares within 60 days; Mr. Keiser has the right to acquire 90,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 7,559 Shares within 60 days.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following as an exhibit:

      (i) Agreement and Plan of Merger dated as of December 14, 1999 by and among Thermo Electron Corporation, ThermoTrex Acquisition Corporation and ThermoTrex Corporation (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated
December 14, 1999 and incorporated herein by reference).

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: December 20, 1999                 THERMO ELECTRON CORPORATION


                                        By:  /s/ Theo Melas-Kyriazi
                                             ------------------------------
                                             Theo Melas-Kyriazi
                                             Vice President and
                                             Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Director, Thermo Electron

George N. Hatsopoulos:                       Director and Chairman of the Board,
                                             Thermo Electron

John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron

Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron

Mr. Melas-Kyriazi is a citizen of Greece.

Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection,
                                             Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery,
                                             Thermo Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environment and Energy,
                                             Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron